EXHIBIT 99.1

Osisko Gold Announces Formal Construction Decision and Development Update for the Cariboo Gold Project

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

HIGHLIGHTS
  Positive formal construction decision on the Cariboo Gold Project made by the Board of Directors, with an expected first gold pour in Q1 2029 and commercial production in H2 2029
  US$30 million strategic private placement from an affiliate of Trafigura, concentrate and doré off-take from Trafigura, and potential prepayment facility of up to US$120 million
  Go-forward capital obligation update for the Cariboo Gold Project of $990 million, supported by total available and proposed estimated sources of capital of up to $1,637 million, including $837 million in cash & equivalents
  Project completion estimated at 22% as of July 31, 2026; Detailed engineering is approximately 40% complete; Procurement and commitments for long-lead items is progressing with an overall completion of approximately 44%; $325 million has been committed to date

TORONTO, Sept. 14, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce that its Board of Directors has made a formal positive decision to proceed with the construction of the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia, Canada.

Sean Roosen, Chairman and CEO, commented: "The Board's formal positive decision to commence full-scale construction of our flagship Cariboo Gold Project represents a defining milestone for Osisko Gold and a pivotal inflection point toward our objective of becoming an intermediate gold producer. This decision is a culmination of more than a decade of de-risking work on the Project, from early exploration when the first drills hit the ground in 2015, through permitting and technical studies, and into project financing and pre-construction. It reflects our confidence in the significant long-term value Cariboo can deliver to our shareholders and other stakeholders, and in the transformational impact it can have on the future of Osisko Gold. I'd like to commend our talented team for their professionalism, dedication and extensive contributions over the years that have brought us to this important milestone."

"With this step forward, supported by our strong balance sheet position and other sources of available and proposed funding, our focus is now firmly on disciplined project execution toward first gold in early 2029. Based on an estimated remaining go-forward capital obligation of C$990 million and spot gold prices of US$4,350/oz, the Project demonstrates robust economics with after-tax NPV5% of C$3.2 billion, after-tax IRR of 42.7%, and average annual free cash flow of C$642 million in the first 5 years, underscoring its significant leverage to the gold price. Construction is expected to support 613 direct jobs at its peak, followed by 525 permanent jobs during operations, while generating substantial direct and indirect economic benefits for local communities and the Province of British Columbia. Bringing Cariboo through construction and into production represents only the first step in establishing a strong platform for the Company's long-term growth strategy. In parallel, we continue to accelerate ongoing conversion drilling within the current deposit and advance exploration of the substantial potential at depth and along strike within the existing permit footprint, as well as across the broader Cariboo regional property. We look forward to providing further regular updates on our progress."

Project Go-Forward Capital Obligation Estimate Update

The Project's remaining go-forward capital obligation is estimated at $990 million, net of approximately $272 million in costs incurred up to and including July 31, 2026, inclusive of contingency of approximately 16.5%, and assuming the leasing of major mining equipment of approximately $117 million. Relative to the initial cost estimate outlined in the 2025 Optimized Feasibility Study (as defined herein), the go-forward update reflects costs incurred to date, progress achieved on detailed engineering and the procurement of major contracts, updates to certain cost assumptions to account for market inflation due to passage of time and broader industry and labour trends, inclusion of costs related to a PCM contract, and the reclassification of certain expenditures previously included in operating costs, principally those associated with the construction of the transmission line. The update also reflects certain modifications to the construction schedule, resulting in an anticipated 30-month construction period from August 1, 2026 (from 24 months in the 2025 FS) to first gold pour in Q1 2029 and 36 months (from 34 months in the 2025 FS) to commercial production in H2 2029.

Table 1: Go-forward Capital Obligation Estimate Update – Summary[1,6]
Items	Go-forward Capital Obligation (C$ mm)	Go-forward Capital Obligation (US$ mm)[2]
Underground mine & development[3]	$390	$283
Water and waste management	$124	$90
Power and electrical	$98	$71
Surface infrastructure	$47	$34
Process plant – Mine Site Complex	$213	$154
Construction indirects	$215	$156
Contingency (16.5%)	$82	$59
Capital Costs	$1,169	$847
Pre-production net revenue[4]	($231)	($167)
Pre-production capitalized operating costs[4]	$169	$122
Equipment financing[5]	($117)	($85)
Go-forward Capital Obligation Update	$990	$717
  From August 1, 2026.
  Assuming a USD:CAD exchange rate of C$1.38 per US$1.00.
  Underground mine and development costs already include an embedded contingency.
  The pre-production period is defined as the period prior to the achievement of a minimum of 30 consecutive days of operations during which the mill operates at an average of at least 60% of nameplate throughput of 4,900 tpd. During this ramp-up phase operating costs are capitalized and netted against revenues.
  Equipment lease financing includes certain assumptions on mining and other equipment contemplated under currently negotiated, non-binding term sheets, and remain subject to change as negotiations progress. The equipment leasing market remains robust, and the Company continues to evaluate opportunities that would enhance its financial flexibility throughout the construction period and thereafter.
  Totals may not add up due to rounding.
  In connection with the go-forward capital obligation update, the Company will undertake a normal course review of its non-financial assets relating to the Cariboo Gold Project in accordance with IFRS Accounting Standards as at September 30, 2026, as part of its third quarter 2026 financial results preparation. For the avoidance of doubt, any impairment charge, if any, would be non-cash in nature and would have no impact on the Company's cash flows.

The estimated go-forward capital obligation is expected to be expended over the construction period set out below, based on an assumed USD:CAD exchange rate of C$1.38 per US$1.00. To mitigate financial exposures associated with the go-forward capital obligation, including currency and commodity risks, and to protect future operating cash flows, the Company may opportunistically contemplate entering into derivative contracts, such as put options.

Table 2: Go-forward Capital Obligation – Estimated Timing of Spend (% of total)[1,2]
2026[3]	2027	2028	2029
10%	40%	35%	15%
  Assuming a USD:CAD exchange rate of C$1.38 per US$1.00.
  Capital spend percentage breakdown associated with capital cost items only, and excludes capitalized revenue in year 2029.
  Partial year from August 1, 2026, onwards.

The Project is designed as a conventional, decline-accessed underground mining operation employing mechanized long-hole stoping mining methods, with paste backfill, to extract ore from gold-bearing vein corridors. Underground access is currently provided through the Cow portal, with development extending into the Lowhee and Cow deposit Zones. At the mine site complex, earthworks have commenced on the second underground access at the Valley Portal. Once established, the Valley Portal will provide a second development front and support critical path primary development access to the Valley and Shaft Zones, which host the majority of the Cariboo Gold deposit's mineral reserves and mineral resources.

Approximately 3.0 kilometres of underground development has been completed to date. Early works have already commenced during pre-construction, with preparatory activities advancing at the mine site complex, waste rock storage facility, sediment control pond and water treatment plant, among other areas. Major earthworks are scheduled to ramp-up in Q3 2026 and are expected to continue through Q4 2027, with the process plant foundations work commencing in the summer of 2027 and building enclosure targeted for Q2 2028. The expected timeline to commercial production, including key milestones and work areas, is outlined in Figure 1 below:

FIGURE 1: Cariboo Gold Project Development Timeline to Commercial Production

Trafigura Financing and Commercial Agreements

As part of the Board’s decision to approve a final investment decision ("FID"), the Company is pleased to announce that it and its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville"), have entered into agreements (the "Trafigura Financing and Commercial Agreements") with Trafigura Canada Limited ("Trafigura") and Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura, that support the development of the Project.

The Trafigura Financing and Commercial Agreements comprises: (i) a subscription agreement between the Company and Urion pursuant to which Urion has agreed to acquire 9,554,141 common shares of the Company (each, a "Common Share") at a price of US$3.14 per Common Share (the "Issue Price"), representing a 10% premium to the five-day volume weighted average price of the Common Shares on the TSX Venture Exchange prior to signing, for gross proceeds of approximately US$30 million (the "Equity Investment"); (ii) offtake agreements between Barkerville and Trafigura for 100% of the (x) gold concentrate for the first four years of production at the Cariboo Gold Project (or until 80,000 dry metric tons of concentrate are delivered) and (y) gold doré for the first four years of production (together, the "Offtake Agreements"); and (iii) non-binding terms and an exclusivity period in respect of a potential subordinated gold prepayment facility and a further six-years of concentrate and doré offtake between Barkerville and Trafigura (the "Prepay Facility"). The proposed Prepay Facility, as currently contemplated, doesn't provide for any financial maintenance covenants, with final terms remaining subject to the execution of a definitive agreement.

Sean Roosen further commented: “We are very pleased to welcome Trafigura, a global leader in the commodities industry, as a long-term strategic partner at Cariboo. Its strategic investment in the Company reflects confidence in both the Project and our team's ability to execute on its construction. We look forward to advancing towards a definitive agreement on the prepay financing, which would provide a significant additional non-dilutive source of capital for the construction of Cariboo.”

The proceeds of the Equity Investment will be used for the development of the Cariboo Gold Project. The Common Shares to be issued under the Equity Investment will be subject to a statutory hold period of four months and one day from the date of issuance pursuant to applicable Canadian securities laws. Closing of the Equity Investment remains subject to final acceptance of the TSX Venture Exchange and the New York Stock Exchange.

In connection with the Equity Investment, Urion has also agreed to enter into a voting support agreement with the Company (the "Voting Support Agreement"), pursuant to which Urion will agree to vote its Common Shares in accordance with the recommendations of the board of directors or management of the Company, subject to certain exceptions. The Voting Support Agreement also contains customary standstill and lock-up provisions restricting Urion's ability to acquire additional Common Shares or dispose of its Common Shares for specified periods.

The Offtake Agreements provide for the purchase by Trafigura of 100% of the gold concentrate and doré bars produced by Barkerville from the Cariboo Gold Project at prices that incorporate prevailing London Bullion Market Association and deductions including standard treatment and refining charges. Deliveries under the Offtake Agreements are expected to commence upon the start of first gold pour at the Cariboo Gold Project.

Barkerville and Trafigura have also agreed to non-binding terms in respect of a potential Prepay Facility of up to US$120 million and Trafigura has been granted an exclusivity period during which the parties will negotiate definitive documentation for such facility. There is no assurance that definitive documentation for the Prepay Facility will be entered into on the terms currently contemplated or at all. The non-binding terms contemplate that the Prepay Facility will be secured by a subordinated security interest against the assets of Barkerville. The facility is contemplated to be available to draw for three years from closing, with a maturity date that is at a minimum five years from closing at an interest rate of SOFR plus 6.00%.

Double Zero Capital LP ("Double Zero"), an existing insider of the Company, has pre-emptive rights under the investor rights agreement dated August 15, 2025, between Double Zero and the Company (the "Double Zero IRA") to participate in the Equity Investment on the same terms as Urion, subject to the terms and conditions of the Double Zero IRA. Double Zero is entitled to participate in the Equity Investment on the same terms as Urion in order to maintain its existing ownership percentage in the Company. As of the date hereof, Double Zero has not waived its pre-emptive rights under the Double Zero IRA.

Closing of the Equity Investment is expected to occur in September 2026, subject to the satisfaction of customary closing conditions, including final acceptance of the TSX Venture Exchange and the New York Stock Exchange. The Equity Investment is not subject to any minimum subscription amount.

Sources and Uses of Capital

The Company intends to maintain a disciplined approach to capital allocation over the ensuing construction period, focused on preserving sufficient liquidity and financial flexibility through the Project's construction, ramp-up and achievement of commercial production. The Company also intends to continue its infill and conversion drilling programs throughout the construction phase to further de-risk planned production areas by: (a) increasing geological confidence and definition of the existing measured and indicated mineral resources, and (b) supporting the upgrade of inferred mineral resources to higher confidence categories and, where appropriate, their potential conversion of such resources to mineral reserves after considering applicable modifying factors.

Table 3 summarizes the estimated sources and uses of capital from August 1, 2026 through to forecasted commercial production in H2 2029. Total sources of capital are estimated at approximately $1,637 million (US$1,186 million) and comprise current cash and cash equivalents, marketable securities, and project debt, and are subject to the successful closing of the Equity Investment, the execution of the related definitive agreement in connection with the gold prepay facility, and certain assumptions in relation to equipment financing. Estimated uses of capital are estimated at approximately $1,435 million (US$1,040 million) and include the remaining go-forward capital obligation, working capital, exploration expenditures, debt service and financing costs, and other general corporate expenditures. This results in projected surplus liquidity of approximately $201 million (US$146 million).

TABLE 3: Sources and Uses of Capital (from August 1, 2026 to commercial production)

  Adjusted working capital is as of June 30, 2026, and includes cash and cash equivalents of approximately $837 million, net of current liabilities.
  Exploration expenditures include remaining flow-through expenditure obligations of approximately $22 million, with the balance related to planned exploration activities across conversion, infill, and CGP deeps exploration surface and underground drilling.

Additional potential sources not reflected in the estimated sources above include proceeds, if any, from the exercise of certain outstanding warrants of the Company. Full exercise of such warrants would generate potential proceeds of approximately US$120 million from the warrants expiring in August 2027 with an exercise price of US$2.56 per Common Share, which are subject to an acceleration provision beginning in mid-November 2026, and approximately US$150 million from warrants expiring in October 2029 with an exercise price of US$3.00 per Common Share. The Company continues to actively evaluate opportunities to optimize its project debt structure and reduce its overall cost of capital. The exercise of Company warrants is entirely at the discretion of the holders thereof, and there can be no assurance that any or all of the Company warrants will be exercised or that the Company will receive any proceeds therefrom.

Summary of Project Metrics

In connection with the Project's go-forward capital obligation update, the Company has adjusted, where applicable, certain financial inputs in the Cariboo Technical Report (as defined herein) to reflect the Project's current status and the prevailing commodity price environment, which have an impact on project economics. As noted above, the update also reflects certain modifications to the construction schedule, resulting in an anticipated 30-month construction period from August 1, 2026 (from 24 months in the 2025 FS) to first gold pour in Q1 2029 and 36 months (from 34 months in the 2025 FS) to commercial production in H2 2029.

Except for these adjustments, the information contained in the Cariboo Technical Report (as defined herein) relating to geology and mineralization, mineral reserves and mineral resources, mining methods and mineral processing, together with all other material assumptions and qualifications, remains current and unchanged. A summary of Project metrics is presented in Table 4:

Table 4: Cariboo Gold Project – Summary of Project Metrics[1]
Metric	units	Feasibility Study (April 2025)	Go-Forward Update (August 2026)
Mine life	years	10	10
Annual throughput	tpd	4,900	4,900
Average gold head grade	g/t Au	3.62	3.62
Total payable gold, LOM	koz Au	1,894	1,894
Avg. gold production, LOM / First 5 years	koz/yr	190 / 202	190 / 202
Gold price	US$/oz	$2,400	$3,570 (LT consensus)	$4,350 (spot)
Exchange rate	USDCAD	1.35	1.38	1.38
Total cash costs[2]	US$/oz	$947	$957	$996
All-in sustaining costs[2]	US$/oz	$1,157	$1,163	$1,202
Project Go-Forward Capital Obligation[3]
Initial capital	$ mm	$881	$990	$939[4]
Sustaining capital	$ mm	$426	$426	$426
Economic Results (after-tax)
Total free cash flow, LOM	$ mm	$1,577	$3,610	$4,828
Net present value (NPV5%)	$ mm	$943	$2,323	$3,181
Internal rate of return (IRR)%		22.1%	34.7%	42.7%
Payback, from commercial production	years	2.8	2.2	1.8
Average free cash flow[2], LOM / first 5 years	$ mm	$158 / $296	$362 / $521[5]	$485 / $642[5]
  Totals may not add up due to rounding. Spot pricing scenario is based on the LBMA gold price as of the close of business on September 11, 2026, rounded to nearest US$50/oz.
  Non-IFRS Financial Measure. See Cautionary Statements – Non-IFRS Financial Measures.
  Go-forward capital obligation associated with the August 2026 update assumes remaining capital costs from August 1, 2026 to commercial production. Refer to Table 1 for a more detailed breakdown.
  Under the spot gold price scenario, higher pre-production revenues provide a greater offset to the go-forward capital obligation than under the long-term consensus pricing scenario.
  Average free cash flow for the first 5 years is calculated for the periods between 2029 and 2034, inclusive of the pre-production period.

Cariboo Gold Project Update

Project Activity	Update
Health and Safety	The Total Recordable Injury Frequency Rate for the Project sits at 1.21 year-to-date for 2026, with over 2.3 million total person-hours worked project-to-date.
Project Completion	Based on total costs incurred to date, including indirects and owners' costs, overall project completion is estimated at 22%, as of July 31, 2026.
Underground Development
  Approximately 3.0 km of underground development has been completed to date. Underground development continues from the existing Cow Portal into the Lowhee Zone and along the main access ramp into the Cow Mountain Zone.
  Development rates continue to improve as headings advance beyond the Lowhee fault, where enhanced ground support was required, and into more favourable ground conditions in the Cow Zone.
  Development rates are expected to reach target monthly rates of up to approximately 500 metres by year-end.
  At the mine site complex, earthworks have commenced on the second underground access at the Valley Portal, which is expected to be collared by mid-September 2026. Once established, it will provide a second development front and support critical path primary development access to the Valley and Shaft Zones, which host the majority of the Cariboo Gold deposit's mineral reserves and mineral resources.
  A total of four (4) portal accesses are planned, with no shafts or hoisting systems. The existing Cow portal will serve as the primary access for mine equipment and waste haulage, while the three portals at the Valley Complex will provide secondary access, ventilation, and material conveyance, respectively.

Site Infrastructure
  Water treatment plant – upgrades to the Bonanza Ledge water treatment plant are complete. Final commissioning continues, with full operation expected in Q3 2026. Excavation for the Mine Site Complex water treatment plant, which will serve as the primary facility during operations, has commenced, with the plant slated to be fully operational by the end of 2027.
  Sediment control pond (Bonanza Ledge) – has been completed.
  Waste rock storage facility – construction is progressing with Phase 1a cut and fill completed, underdrains installation complete, and placement of liner bedding approximately 50% complete. Completion of Phase 1 is anticipated in mid-2027.
  Permanent camp – the site camp upgrade and expansion to 375 rooms is complete and, together with other Company-controlled accommodations, is expected to provide sufficient capacity aligned with peak construction and exploration manpower requirements.
  Construction of other critical infrastructure is progressing.

Early Works
  Early works at the mine site complex, which will host the primary processing facility, commenced in Q2 2026 and include tree clearing and geotechnical drilling.
  Excavation of the Valley Portal and earthworks and foundation construction for the main water treatment plant at the Mine Site Complex have commenced in Q3 2026. Installation of the Willow River Bridge, which will provide the Project's primary access once completed, is expected to begin in Q3 2026.

Transmission Line	All long lead packages, transformer, conductor cabling and high voltage breakers have been procured and are expected to arrive at site in Q3 2027.
Engineering
  Approximately 40% of detailed engineering has been completed.
  Engineering progress status for key planned activities by category is as follows: process plant & site utilities (10%), water treatment plant (90%), MSC sediment control pond (10%), waste rock storage facility (100%), MSC civil works (75%), transmission line (100%), overland piping (75%), and other remaining areas (75%).

Procurement
  Procurement and commitments for long-lead items is progressing and includes a total of 466 work contract packages, with overall completion at approximately 44%. Approximately $325 million has been committed to date.
  Major construction contracts have been awarded, including those covering earthworks, structural steel erection, electrical and instrumentation, site services, the transmission line, overland piping, and others. Procurement activities for the remaining contract packages are actively progressing.

Construction Management	Project and Construction Management Services Agreement with JDS Energy & Mining Inc. in place.
Permitting
  The Project obtained all permits necessary for construction, operation, and closure in Q4 2024 with the receipt of the Mines Act (British Columbia) and Environmental Management Act (British Columbia) permits.
  License of Occupation for the transmission line is expected to be obtained in Q4 2026.
  All remaining authorizations, permit amendments, and routine construction permits are expected to be obtained in the ordinary course as construction progresses.

Labour and workforce	Construction and exploration workforce at site currently exceeds 350 active personnel and is expected to ramp-up to up to 360-375 over the coming months.
First Nations and Stakeholder Engagement
  The Company has entered into a Life of Project Agreement with Lhtako Dené Nation (2020) and entered into a Participation Agreement with Williams Lake First Nation (2022). Consultation and engagement with Xatśūll First Nation continues.
  The Company entered into a Support and Benefits Agreement with the District of Wells (2026) and continues to be an active participant in the local community.

Exploration
  Underground development reached the first access point into the Cow Mountain Zone where a dedicated drill gallery is being advanced to enable infill drilling to support resource conversion, which is expected to commence at the end of September 2026.
  Up to 20 drill rigs are expected to be active at times throughout 2026 and beyond, as the various programs overlap and advance, representing up to approximately 160,000 metres of planned drilling across all targets. Thirteen drill rigs are currently operating across all programs, including three drills active underground.

Project Development Photos

FIGURE 2: Mine Site Complex processing facility site earthworks underway.

FIGURE 3: Valley portal excavation with bedrock exposed at the Mine Site Complex.

FIGURE 4: Cow portal entrance access to the underground Lowhee and Cow Zones.

FIGURE 5: Cariboo Gold Project underground – employees and equipment.

FIGURE 6: Underground haul truck in operation.

FIGURE 7: Underground development face drilling preparation.

FIGURE 8: Site camp upgrade and expansion to 375 rooms.

FIGURE 9: Site camp: individual rooms with dedicated washroom facilities, gym, cafeteria.

CAMP RULES
OSISKO
MEMO
Network Name:
BGM P0ublic
Password:
!bgm2020

FIRE
Welcome To Cariboo Gold Project
Grilled Steak
Garlic Shrimp
Buffalo Chicken Mac & Cheese
Baked Potato
Basmati Rice
Mushrooms & Onions
Green Beans
Peppercorn Sauce
Soup Of The Day!
Creamy Pork & Mushroom
OSISKO
SUMMIT
Did you wash your hands?
Allergy Alert
EXIT

FIGURE 10: Overview of the waste rock storage facility (WRSF).

FIGURE 11: Construction of main trench in the WRSF and sediment control pond (SCP) (1).

FIGURE 12: Construction of main trench in the WRSF and SCP (2).

FIGURE 13: Bonanza Ledge overview – water treatment plant facilities, WRSF, SCP.

ABOUT THE CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77-kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

Mineral Reserves Estimate – Cariboo Gold Project

The mineral reserves estimate for the Cariboo Gold Project included in the Cariboo Technical Report (as defined herein) has an effective date of April 10, 2025. Only mineral resources that were classified as measured and indicated were given economic attributes in the mine design, and when demonstrating economic viability were classified as mineral reserves.

Cariboo Gold Project – Mineral Reserves Statement (April 10, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(tonnes)	(g/t)	(oz)
Proven	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total Proven & Probable	17,815,435	3.62	2,070,798

Notes:

  Totals may not add up due to rounding.
  The mineral reserve estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
  Mineral reserves used the following assumptions: US$1,915/oz gold price, USD:CAD exchange rate of 1.32, and variable cut-off value from 1.70 g/t to 2.0 g/t Au
  Mineral reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for ore left in each block in the margins of the deposit.

Mineral Resources Estimate – Cariboo Gold Project

The mineral resources estimate for the Cariboo Gold Project included in the Cariboo Technical Report (as defined herein) has an effective date of April 22, 2025, and is reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that inferred mineral resources have a greater degree of uncertainty than indicated mineral resources and must not be converted to mineral reserves; it is reasonably expected, though not guaranteed, that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Table 6: Cariboo Gold Project – Mineral Resources Statement (April 22, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(000's tonnes)	(g/t)	(000's oz)
Measured
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,057	3.00	102
KL	527	2.80	47
Lowhee	1,333	2.76	118
Mosquito	1,553	2.96	148
Shaft	6,121	2.92	575
Valley	2,718	2.70	236
Cow	3,991	2.91	374
Total Indicated Resources	17,332	2.88	1,604
Total Measured & Indicated	17,380	2.88	1,612
Inferred
BC Vein	596	3.17	61
KL	2,514	2.53	205
Lowhee	486	3.01	47
Mosquito	1,883	3.08	186
Shaft	7,457	3.44	826
Valley	2,470	3.01	239
Cow	3,368	2.78	301
Total Inferred Resources	18,774	3.09	1,864

Notes:

  The independent and qualified persons for the mineral resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. (Norda Stelo). The effective date of the mineral resource estimate included in the Cariboo Technical Report is April 22, 2025.
  These mineral resources, exclusive of the reserves, are not mineral reserves and do not have demonstrated economic viability.
  The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
  A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.
  The estimate is reported for a potential underground scenario at a cut-off grade of 1.8 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$2,400/oz; a USDCAD exchange rate of 1.35; an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USDCAD exchange rate of 1.27; an underground mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades may be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
  Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.
  A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
  The gold mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The dilution halo gold mineralization was estimated using Datamine StudioTM RM Pro 1.11. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).
  Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.
  The qualified persons responsible for this section of this news release are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate other than those disclosed in this news release and in the Cariboo Technical Report.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101.

Advisors

GenCap Mining Advisory is acting as debt advisor to Osisko Gold with Calagus AG acting as the Company’s advisor for its concentrate and doré.

Currency of Presentation and Exchange Rate Data

Dollar amounts set out in this news release are stated in Canadian dollars except as otherwise indicated. All references to “US$” or “U.S. dollars” are to the lawful currency of the United States and all references to “$,” “C$” or “Canadian dollars” are to the lawful currency of Canada. Unless otherwise indicated, amounts are based on an assumed USD:CAD exchange rate of C$1.38 per US$1.00.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Non-IFRS Financial Measures

This news release contains certain non-IFRS (as defined herein) financial measures, including "all-in sustaining cost" (or "AISC"), "cash cost", "free cash flow" and "adjusted working capital". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration and other expenses, and sustaining capital expenditures divided by gold ounces sold. Cash costs are a non-IFRS financial measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administrative costs and royalties but exclude depreciation, reclamation, income taxes, capital costs and exploration costs. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. Adjusted working capital is calculated as current assets less current liabilities, excluding the current portion of derivative assets, and including the current portion of derivative liabilities and warrant liabilities. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as cost of sales. For non-IFRS financial measures related to the feasibility study for the Cariboo Gold Project refer to the Cariboo Technical Report (as defined herein).

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this news release concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

Caution Regarding Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended (collectively, "forward-looking statements"). All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements relate to, among other things: the formal construction decision and anticipated development and construction of the Cariboo Gold Project; the expected timing of first gold pour and commercial production; the expected benefits of the Equity Investment and the gold prepay facility, including the anticipated use of proceeds; the anticipated satisfaction of remaining conditions precedent to, and the timing and successful closing of, the Equity Investment; the Company's ability to successfully negotiate and execute Prepay Facility on commercially acceptable terms ; the advancement of construction activities, detailed engineering, procurement, and project de-risking initiatives at the Cariboo Gold Project; the go-forward capital obligation estimate and anticipated timing of capital expenditures; estimates of mineral reserves and mineral resources; the anticipated mine life, production rates, gold grades, recoveries, and operating costs; estimated economic returns, including NPV, IRR, payback period, and free cash flow projections; the Company's sources and uses of capital and projected liquidity position; the Company's exploration programs and potential for resource conversion; the Company's objective of becoming an intermediate gold producer; employment and economic benefits to local communities; and the exploration potential and prospectivity of its properties.

Forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Forward-looking statements in this news release include statements that are not historical facts and are generally, but not always, identified by words or phrases such as "anticipate", "believe", "budget", "contemplate", "continue", "could", "estimate", "expect", "forecast", "foresee", "intend", "may", "objective", "ongoing", "outlook", "plan", "potential", "project", "propose", "scheduled", "seek", "should", "strategy", "target", "will", "would", or similar expressions, or statements that certain events or conditions "could", "may", "should", "will", or "would" occur, and the negative forms of any of these words.

The forward-looking statements in this news release are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: risks relating to capital markets and the availability of future financing, including project financing, on terms acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, free cash flows, operating costs and other costs differing materially from those anticipated; changes in project parameters and assumptions; project infrastructure requirements and anticipated processing methods, whether or not the capital and operating costs outlined in the Cariboo Technical Report (as defined below) in respect of the feasibility study for the Cariboo Gold Project ("2025 Cariboo FS") can be achieved, exploration expenditures differing materially from those anticipated; actual results of current and planned exploration activities; whether additional mineral resources will be developed as a result of the deeper drilling below the Cariboo mineral resource estimate, within the Cariboo mine area, and/or on exploration targets beyond the mine area; whether infill drilling of inferred mineral resources, after considering other modifying factors, will be successful in converting mineral resources to measured or indicated mineral resources and any resulting increases in the mineral reserves; whether the results of the Company's 13,000m infill drill program will confirm or vary from those in the current mineral resource estimate; whether the development of the Cariboo Gold Project, if successfully completed, will provide the basis for the establishment of a broader mining district camp, including development of multiple deposits; whether all required authorizations for the implementation of the Mines Act (British Columbia) (the "Mines Act") permits for the Cariboo Gold Project, including the licence of occupation for the transmission line, will be received in a timely manner and not delay the project; whether an agreement will be completed, and on what terms, with Xatśūll First Nation; whether the Company's new water treatment plant and facilities will operate to expectations and meet permit conditions; whether current and planned test mining at Tintic will generate positive cash flow after deducting all costs; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes; defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; community, non-governmental and governmental actions and the impact of stakeholder actions; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations; dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; the potential impact of tariffs and other trade restrictions; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business objectives and project milestones as anticipated; results of additional work programs and exploration; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; the Company's ability to satisfy the remaining conditions precedent to the closing of the Equity Investment and to execute definitive documentation in respect of the gold prepay facility on acceptable terms; the continued availability of financing under the gold prepay facility and other financing sources on the terms described herein; the Company's ability to advance the Cariboo Gold Project through construction and into commercial production on the anticipated timeline and within the estimated budget; the accuracy of the go-forward capital obligation estimate and the assumptions underlying such estimate, including with respect to inflation, labour costs, and foreign exchange rates; the accuracy of mineral reserve and mineral resource estimates and the assumptions underlying such estimates; the Company's ability to achieve anticipated production rates, grades, and recoveries; the absence of material adverse changes in the prices of gold and other commodities, foreign exchange rates, and interest rates; the absence of any material adverse change in general business and economic conditions; and the continued support of the Company's stakeholders, including First Nations communities; and any other information herein that is not a historical fact may be "forward looking information".

Material assumptions also include assumptions and qualifications underlying the 2025 Cariboo FS, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization; budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, gold prices, the costs required to advance the Cariboo Gold Project to construction, the results of the 2025 Cariboo FS as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions; the impact of stakeholder actions; failure to satisfy remaining conditions precedent to closing of the Equity Investment or to execute definitive documentation in respect of the gold prepay facility; changes in the terms of the gold Prepay Facility, not entering into the contemplate Prepay Facility or the occurrence of any event that would prevent the Company from accessing funds thereunder; the Company's ability to execute on the construction of the Cariboo Gold Project on the anticipated timeline and within the estimated budget, including risks related to cost overruns, construction delays, and supply chain disruptions; risks related to the accuracy of mineral reserve and mineral resource estimates and the geological, operational, and technical factors underlying such estimates; risks related to the exploration, development, and operation of the Cariboo Gold Project, including unexpected ground or geotechnical conditions, water management challenges, and other geological or mining challenges; risks related to processing capacity, gold recovery rates, and other technical and operational factors; fluctuations in gold prices and other commodity prices; fluctuations in foreign exchange rates, particularly between the Canadian and U.S. dollars; fluctuations in interest rates affecting the cost of borrowings; risks related to the Company's ability to attract and retain qualified personnel and contractors; labour shortages, disputes, or work stoppages; health, safety, and security incidents; risks related to relationships with Indigenous communities and other local stakeholders; risks related to environmental compliance, reclamation obligations, and changes in environmental laws and regulations; regulatory delays or changes in regulatory frameworks and applicable laws; risks related to title to the Company's properties and permits; risks related to competition in the mining industry; risks related to cybersecurity and information technology systems; general economic, political, and market conditions; and other risks and uncertainties provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as the financial statements and MD&A for the year ended December 31, 2025, the three months ended March 31, 2026 and the three and six months ended June 30, 2026, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Gold's issuer profile and on the SEC's EDGAR website (www.sec.gov). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are not guarantees of future performance, and the Company's actual results of operations, financial condition, and liquidity, and the development of the industry in which it operates, may differ materially from the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements or the information contained herein. The forward-looking statements contained in this news release are made as of the date hereof. Except as required under applicable securities legislation, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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